XBiotech Inc.
8201 E. Riverside Dr.
Building 4, Suite 100
Austin, Texas 78744

August 30, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Joseph McCann

Re:	XBiotech Inc. Registration Statement on Form S-3 Filed August 19, 2016 File No. 333-213218

Dear Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XBiotech Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 5:00 p.m., Eastern Daylight Time, on Thursday, September 1, 2016, or as soon thereafter as possible.

In connection with the request for acceleration of effectiveness, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Queena Han

Queena Han
Vice President, Finance and Human Resources, and Secretary

cc:	Suzanne Hayes Irene Paik John F. Anderson David Andersen